VATECH

03 MAR -5 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	5.3.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (Incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

03007332

SUPPL

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

dw 3/12

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

Royal Official Opening for Blast Furnace at CORUS, Port Talbot/UK

HRH The Prince of Wales has officially opened the new No. 5 Blast Furnace at Port Talbot, South Wales which replaces the one destroyed in an explosion in November 2001. VAI Industries (UK) Ltd in Stockton, in partnership with Corus Strip Products, had completed the rebuild (contract value: EUR 113 million) within a remarkably short timescale.

The Blast Furnace started up on 4th January, less than 12 months from the Project being given Corus Board approval. This marked a significant improvement on the typical 15 - 18 months build time for such a major engineering project. The first iron was tapped two days later. The Blast Furnace has a hearth diameter of 10.8m and will have a daily capacity of 4600 tonnes per day.

The project involved removing the existing lintel furnace down to its concrete foundation and completely replacing it with a new state of the art self supporting tower furnace. Additionally, the gas cleaning plant and casthouse fume extraction plant were built from equipment at the Llanwern works, the hot blast stoves were refurbished and a new slag granulation plant, casthouses and control system supplied.

++++2003-03-05

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one on the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI employs 3,450 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6986-3416
e-mail: wolfgang.schwaiger@vatech.at